Exhibit 99.1

TIAN RUIXIANG HOLDINGS LTD

Notice of 2025 Extraordinary General Meeting of Holders of Class A Ordinary Shares

To Be Held on January 20, 2025, at 10:00 A.M. EST

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “EGM”) of the holders of the Class A Ordinary Shares (the “Class A Ordinary Shares”) of TIAN RUIXIANG Holdings Ltd (the “Company”) will be held at Room 918, Jingding Building, Xicheng District, Beijing, China on January 20, 2025, at 10:00 a.m. EST with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/TIRX2025. Registered shareholders, as well as duly appointed proxyholders, will be able to attend, participate and vote at the EGM. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Company’s current amended and restated memorandum and articles of association.

The purpose of the EGM is for holders of Class A Ordinary Shares (the “Class A Shareholders”) to consider the following proposals:

Proposal No. 1 - "It is resolved, as a Special Resolution passed by holders of two-thirds of the issued Class A Ordinary Shares in accordance with Article 3(c), that the variation of the rights attaching to Class A Ordinary Shares resulting from the number of votes holders of Class B Ordinary Shares are entitled to cast on a poll being increased from 18 votes to 600 votes for each Class B Ordinary Share they hold is approved" (the “Class B Variation”); and

Proposal No. 2 - "It is resolved, as an Ordinary Resolution, to adjourn the extraordinary general meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the annual general meeting of the Company scheduled to be held on or about the date of the meeting” (the “EGM Adjournment”).

The foregoing items are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) recommends that the shareholders vote “FOR” Proposal No. 1.

The Board of Directors fixed the close of business on December 13, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, attend and to vote at the EGM or any adjournment thereof. Only Class A Shareholders on the Record Date are entitled to receive notice of, attend and to vote at the EGM or any adjournment thereof. The notice of the EGM, the proxy statement, and the proxy card will be first sent or made available to shareholders on or about December 27, 2024.

Management is soliciting proxies. Shareholders who are unable to attend the EGM or any adjournment thereof and who wish to ensure that their Class A Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and submit it (i) online at www.proxyvote.com, or (ii) by mail to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If voting by mail, for the proxy to be valid, the duly completed and signed form of proxy must be received on or before 11:59 p.m. Eastern Time the day before the date of the EGM or any adjournment of the EGM. For the avoidance of doubt, the proxy need not be a shareholder of the Company.

By Order of the Board of Directors,

/s/ Sheng Xu
Sheng Xu
Chief Executive Officer, Director, and Chairman of the Board of Directors

Beijing, China

December 26, 2024

TIAN RUIXIANG HOLDINGS LTD

Extraordinary General Meeting of Class A Shareholders

January 20, 2025

10:00 A.M. EST

PROXY STATEMENT

The board of directors (the “Board of Directors”) of TIAN RUIXIANG Holdings Ltd (the “Company”) is soliciting proxies for the extraordinary general meeting (the “EGM”) of the holders of the Company’s Class A Ordinary Shares (the “Class A Shareholders”) to be held on January 20, 2025 at 10:00 a.m. EST. The Company will hold the EGM at Room 918, Jingding Building, Xicheng District, Beijing, China, and shareholders will be able to attend in person and via live audio webcast online at www.virtualshareholdermeeting.com/TIRX2025. Shareholders will have equal opportunity to participate at the EGM and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Company’s current amended and restated memorandum and articles of association.

Registered Class A Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the EGM in real time. Beneficial shareholders who hold their Class A Ordinary Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest and view the webcast, but will not be able to participate in or vote at the EGM.

Only holders of the Class A Ordinary Shares of the Company of record at the close of business on December 13, 2024 (the “Record Date”) are entitled to receive notice of, attend and vote at the EGM or at any adjournment thereof. One or more members holding or representing by proxy the Class A Ordinary Shares that represent at least one-third (1/3) in nominal or par value amount of the issued and outstanding Class A Ordinary Shares carrying the right to vote at the EGM shall form a quorum.

Any Class A Shareholder entitled to receive notice of, attend and vote at the EGM is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company.

After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible so that your shares will be represented at the EGM. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSALS TO BE VOTED ON

At the EGM, resolutions will be proposed as follows:

Proposal No. 1 - Class B Variation

"It is resolved, as a Special Resolution passed by holders of two-thirds of the issued Class A Ordinary Shares in accordance with Article 3(c), that the variation of the rights attaching to Class A Ordinary Shares resulting from the number of votes holders of Class B Ordinary Shares are entitled to cast on a poll being increased from 18 votes to 600 votes for each Class B Ordinary Share they hold is approved."

Proposal No. 2 - EGM Adjournment

"It is resolved, as an Ordinary Resolution, to adjourn the extraordinary general meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the annual general meeting of the Company scheduled to be held on or about the date of the meeting.”

The Board of Directors recommend a vote “FOR” Proposal No. 1.

VOTING PROCEDURE FOR HOLDERS OF CLASS A ORDINARY SHARES

Class A Shareholders entitled to vote at the EGM may do so at the EGM. Shareholders who are unable to attend the EGM or any adjournment thereof and who wish to ensure that their Class A Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out therein and in this proxy statement and vote it (i) online at www.proxyvote.com, or (ii) by mail to: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

PROPOSAL NO. 1

CLASS B VARIATION

General

Currently, each holder of Class B Ordinary Shares is, on a poll, entitled to 18 votes for each Class B Ordinary Share held. The Company is proposing to vary the rights of the Class B Ordinary Shares in such manner and to such extent that each holder of Class B Ordinary Shares will be, on a poll, entitled to exercise 600 votes for each Class B Ordinary Share held (the “Class B Variation”). Each holder of Class A Ordinary Shares is and shall remain entitled, on a poll, to one vote for each Class A Ordinary Share held. On a show of hands, every shareholder shall continue to have one vote.

Article 3(c) of the Company’s current amended and restated articles of association provides that the rights attaching to a class of shares may only be materially adversely varied with either: (a) the consent in writing of the holders of two-thirds of the issued shares of that class to the variation; or (b) the variation is approved with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of two-thirds of the issued shares of that class.

The Class B Variation will vary the rights attaching to Class A Ordinary Shares by diluting the voting power of Class A Ordinary Shares. Accordingly, the purpose of the EGM is to seek the approval of Class A Shareholders to the Class B Variation and the consequent variation to the rights attaching to the Class A Ordinary Shares by way of Special Resolution in accordance with Article 3(c) of the Company’s current amended and restated articles of association.

If the Class B Variation is approved by Class A Shareholders, then shareholders will be asked to amend the Company's existing amended and restated articles of association to, amongst other things, reflect the Class B Variation at the Company’s next annual general meeting, to be held following the EGM, on January 20, 2025 at 10:30 a.m., Eastern Time, at Room 918, Jingding Building, Xicheng District, Beijing, China, and via live audio webcast online at www.virtualshareholdermeeting.com/TIRX2025 (the “AGM”).

Resolution

The resolution to be considered and voted upon at the EGM is:

"It is resolved, as a Special Resolution passed by holders of two-thirds of the issued Class A Ordinary Shares in accordance with Article 3(c), that the variation of the rights attaching to Class A Ordinary Shares resulting from the number of votes holders of Class B Ordinary Shares are entitled to cast on a poll being increased from 18 votes to 600 votes for each Class B Ordinary Share they hold is approved."

The proposal will be approved if at least two-thirds of the total votes duly cast in person or by proxy at the EGM “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE CLASS B VARIATION.

PROPOSAL NO. 2

EGM ADJOURNMENT

Proposal No. 2, if adopted, will allow the Board of Directors to adjourn the EGM to a later date, if necessary, for the purpose of soliciting additional proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of any proposal to be presented at either the EGM or AGM. If Proposal No. 2 is not approved by shareholders, the Board of Directors may not be able to adjourn the EGM to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the proposals to be presented at the EGM or AGM.

Resolution

The resolution to be considered and voted upon at the EGM is:

“It is resolved, as an Ordinary Resolution, to adjourn the extraordinary general meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the annual general meeting of the Company scheduled to be held on or about the date of the meeting.”

Proposal No. 2 will be approved if a simple majority of the total votes duly cast in person or by proxy at the EGM by the Class A Shareholders entitled to vote at the EGM vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE EGM ADJOURNMENT, IF NECESSARY.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting.

By order of the Board of Directors

December 26, 2024	/s/ Sheng Xu
Sheng Xu
Chief Executive Officer, Director, and Chairman of the Board of Directors